April 1, 2019

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Consumer Products,

100 F Street, NE,

Washington, DC 20549-7010.

Attention:	Jim Allegretto, Senior Assistant Chief Accountant Scott Anderegg, Staff Attorney Lilyanna Peyser, Special Counsel Sondra Snyder, Staff Accountant

Re:	Jumia Technologies AG Registration Statement on Form F-1 Filed on March 12, 2019 File No. 333-230207

Ladies and Gentlemen:

On behalf of our client, Jumia Technologies AG (the “Company”), we submit this letter in response to comment number 2 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 27, 2019, relating to the Company’s Registration Statement on Form F-1 (File No. 333-230207) filed with the Commission on March 12, 2019 (the “Registration Statement”).

Set forth below is the Company’s response to the Staff’s comment number 2. The response below is based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and the Company’s response immediately following the comment. We responded to comments number 1 and 3 from the Staff in a separate letter dated March 28, 2019.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Judgments, page 87

2.	We note your response to comment 6. In order to assist us in understanding and evaluating your response, please provide the following information:

Response:

The Company will address each of the Staff’s information requests below. Before doing so, however, the Company would like to note that total share base compensation expense related to the grants made on May 1, 2018 and December 1, 2018 was €2.2 million in 2018.

•

Please tell us the number of equity interests utilized at each of May 1, 2018 and December 1, 2018 to derive the corresponding fair value per equity interest used in determining your stock compensation in the disclosures presented in Note 13 on pages F-32 to F-33, based on your estimates of the fair value of Jumia KG at each of those dates. Please provide your computations in your response.

Response:

On May 1, 2018 and December 1, 2018, Jumia granted options relating to equity interests in Jumia UG (haftungsbeschränkt) & Co. KG (“Jumia KG”). Each Jumia KG option relates to 1/100 of an equity interest in Jumia KG.

As described in more detail in our letter to the Staff dated March 15, 2019, the Company determined that the estimated fair values of the total equity interests in Jumia KG were €1,366 million as of May 1, 2018 and €1,400 million as of December 1, 2018. Based on 132,631 Jumia KG equity interests on a fully diluted basis (i.e., including options granted or reserved for granting in the future) as of May 1, 2018 and December 1, 2018, the estimated fair values per Jumia KG equity interest were €10,299.25 and €10,555.60, respectively. Accordingly, the estimated fair values per 1/100 of a Jumia KG equity interest were €102.99 and €105.56, respectively.

The estimated fair values of the Jumia KG options at the grant dates were determined based on the estimated fair values per 1/100 of a Jumia KG equity interest, less a discount determined based on the vesting conditions, assumed exercise dates and lack of marketability (“DLOM”). As different categories of Jumia KG options were granted with different vesting conditions and assumed exercise dates, the estimated underlying fair value per Jumia KG equity interest differs depending on the category of Jumia KG option.

The weighted average estimated fair value per Jumia KG equity interest underlying the Jumia KG options granted on December 1, 2018 was calculated as follows:

•	Estimated fair value of the total equity interests in Jumia KG: €1,400 million

•	Estimated fair value per 1/100 of an equity interest: €105.56 (1,400,000,000 / 132,631 / 100)

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

•

Applying a DLOM of €5.56 per Jumia KG equity interest for the valuation of options of category 1 and a DLOM of €10.99 per Jumia KG equity interest for the valuation of options of category 2 or 3, Jumia KG equity interests were valued at €100.00 and €94.57, respectively

•

As 1,228 Jumia KG options (category 1) and 2,456 Jumia KG options (category 2 and 3) were granted, the average estimated fair value per Jumia KG equity interest underlying the Jumia KG options granted on December 1, 2018 corresponds to €96.38 as disclosed in Note 13 on page F-33 and in our letter to the Staff dated March 15, 2019 ((1,228 x 100.00 + 2,456 x 94.57) / (1,228 + 2,456))

•

The estimated fair value per Jumia KG equity interest underlying a Jumia KG option less the exercise price of the relevant Jumia KG option yields the estimated fair value per Jumia KG option as of December 1, 2018 of €99.00 per Jumia KG option of category 1 and €93.57 per Jumia KG option of category 2 or 3; as disclosed in our letter to the Staff dated March 15, 2019

•

Per your response the disclosures and amounts presented in Note 13 related to the number of stock options and participations granted on the May 1, 2018 and December 1, 2018 grant dates do not reflect the roll up and conversion of stock options subsequent to the conversion of Africa Internet Holding GmbH into Jumia Technologies AG. Please supplementally provide us with the impact or anticipated impact of those events on your outstanding share options including the impact on the number of options granted, the number of options outstanding and the exercise price(s).

Response:

In connection with the roll up and conversion of Jumia KG options following the conversion of Africa Internet Holding GmbH into Jumia Technologies AG, first a conversion factor of 1.10738 was applied to all Jumia KG options being rolled up as the share capital of the Company was higher than the number of equity interests of Jumia KG. The conversion factor was derived by dividing the number of Company shares by the number of Jumia KG equity interests, with both numbers on a fully diluted basis.

The number of Company options to be granted per Jumia KG option was then determined by multiplying the Jumia KG options by the conversion factor divided by 100. The division by 100 reflects the fact that one Jumia KG option relates to 1/100 of an equity interest, whereas one Company option relates to one share.

The exercise price per Company option was, in turn, calculated by dividing the exercise price per Jumia KG option by the conversion factor and by further multiplying the result by 100 to reflect the fact that one Jumia KG option relates to 1/100 of an equity interest, whereas one Company option relates to one share.

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

Following the roll up of the Jumia KG options to the Company, the Company effected a capital increase from own resources, which means that the Company issued additional shares for free to its investors by converting existing amounts from share premium into share capital, resulting in the issuance of 715 additional Company shares per existing Company share. Similarly, holders of Company options received 715 additional Company options per existing Company option. In turn, the relevant exercise price for a Company option was divided by 716. However, if the division resulted in an exercise price lower than €1.00, the exercise price was set at €1.00, which is the lower limit for stock corporations under German law.

The effects described above yield a factor of 7.9288 (1.10738 x 716 / 100) that can be applied to convert the number of Jumia KG options and the related exercise prices into Company options.

•

Lastly, please reconcile the fair values per equity interest at each of May 1, 2018 and December 1, 2018 to the mid-point of the estimated IPO price range per share and ADS. We may have further comment after reviewing your response.

Response:

On the basis of the conversion calculations described above, the weighted average estimated fair values per Jumia KG equity interest of €91.56 as of May 1, 2018 corresponds to a value per Company share of €11.55 and of €96.38 as of December 1, 2018 corresponds to a value per Company share of €12.16. These values compare to a mid-point of the price range (expressed per Company share) of $7.25 or €6.40 set forth in the amended Registration Statement filed with the Commission on March 28, 2019.

*        *        *

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

If you would like to discuss any aspect of this letter or the Registration Statement, please contact the undersigned by phone at +49-69-4272-5525 or by email at czernieckik@sullcrom.com. Please send written correspondence relating to this submission to the undersigned by email.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

cc:	Sacha Poignonnec, Jumia Technologies AG
Jeremy Hodara, Jumia Technologies AG
Oliver Seiler, Latham & Watkins LLP
David Boles, Latham & Watkins LLP
Gaël Denis, Ernst & Young Société anonyme